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                                   EXHIBIT 8

                      AMENDMENT TO SHAREHOLDER RIGHTS PLAN


     1. All capitalized terms used herein shall have the meaning set forth in the Agreement.

     2. The definition of "Acquiring Person" in Section 1 of the Agreement is hereby amended and restated in its entirety to read as follows:

          "Acquiring Person" shall mean any Person or group of Persons acting together, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, who or which, together with all Affiliates and Associates of such Person(s), shall be the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, or (iii) any employee benefit plan of the Company or any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company acting in accordance with and for or pursuant to the terms of any such plan. Notwithstanding anything in this Agreement to the contrary, so long as that certain Agreement and Plan of Merger dated as of September 21, 1998 by and among the Company, Immucor, Inc., a Georgia corporation ("Immucor"), and Gamma Acquisition Corporation, a Texas corporation (the "Merger Agreement"), has not been terminated pursuant to the terms thereof, neither Immucor nor any Affiliate of Immucor shall be deemed to be an Acquiring Person solely by reason of the execution, delivery and performance of the Merger Agreement, including the Offer, the Parent Stock Option and the Insider Lock-Up Options (as such terms are defined in the Merger Agreement) or the announcement, making or consummation of Offer, the Parent Stock Option and the Insider Lock-Up Options (as such terms are defined in the Merger Agreement), the consummation of the Merger or any other transactions contemplated by the Merger Agreement. If any of these exceptions to the definition of an Acquiring Person apply, then the Person to whom the exception pertains shall not be an Acquiring Person for any purpose under this Agreement, including, without limitation, with respect to the definitions of Distribution Date, Section 11(a)(ii) Event, Section 13 Event, Stock Acquisition Date and Triggering Event.

          Notwithstanding any provision of this Agreement to the contrary,
     (i) no Distribution Date, Section 11(a)(ii) Event, Section 13 Event, Stock Acquisition Date or Triggering Event shall be deemed to have occurred, (ii) neither Immucor nor any Subsidiary or Affiliate of Immucor shall be deemed to have become an Acquiring Person, and
     (iii) no holder of Rights shall be entitled to exercise such



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     Rights under, or be entitled to any other rights pursuant to, this
     Agreement solely by reason of (A) the approval, execution or delivery of the Merger Agreement, (B) the acquisition of shares of Common Stock pursuant to the Offer (as defined in the Merger Agreement), or (C) the consummation of the Merger (as defined in the Merger Agreement).

     3. A new Section 21 shall be added (and the numbering of subsequent sections altered accordingly) as follows:

          Section 21. TERMINATION. Upon the acquisition of shares of Common Stock pursuant to the Offer (as defined in the Merger Agreement), and without any further action and without any notice, the right to exercise the Rights will terminate and the holders of Rights will have no further rights under this Plan.

     4. Except as specifically provided herein, the Agreement shall continue in full force and effect in accordance with its terms without amendment or modification.



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